

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2023

Thomas Kelly
Chief Financial Officer
Monster Beverage Corp
1 Monster Way
Corona, California 92879

      Re: Monster Beverage Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed March 1, 2023
           File No. 001-18761

Dear Thomas Kelly:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing